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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

TRANSGENE S.A.
(Translation of registrant's name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒ Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐ No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Enclosure:	Press release dated October 9, 2002 announcing Transgene and Mirus reach research milestone—application in intra-arterial gene delivery to muscle cells -.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2002	Transgene S.A.
	By:	/s/ GHISLAINE GILLERON Ghislaine GILLERON Director of Legal Affairs

CONTACT:
Transgene	Cohn & Wolfe	Euro RSCG Omnium
Serge Braun	Julie Huang	Marie-Carole de Groc
V.P., Research	(212) 798 9814	(+33) 1 41 34 40 49
(+ 33) 3 88 27 91 21	Julio Cantre (212) 798 9779

Transgene and Mirus Reach Research Milestone
—Application in intra-arterial gene delivery to muscle cells—

        Strasbourg, France, and Madison, WI, USA, October 9, 2002—Transgene (Nasdaq: TRGNY; Nouveau Marché: TRANSGENE—6274) and privately held Mirus Corporation today announced the achievement of a research milestone in the application of Mirus' technology for the delivery of Transgene's plasmid-based vector to skeletal muscles, for the treatment of Duchenne's muscular dystrophy. The companies used Mirus' delivery technology to achieve efficient delivery of Transgene's therapeutic, plasmid-based gene vector to at least 10% of large limb muscles in primate and non-primate animal models.

        Mirus' intra-arterial technology consists of a controlled, high pressure delivery method that promotes efficient transfer of vectors from the bloodstream into muscles, thus allowing gene delivery throughout the muscle mass.

        "This essential step opens the door to future therapeutic application of our plasmid vector for the treatment of muscular dystrophy," said Serge Braun, Vice President of Research at Transgene. "We will now work closely with Mirus and clinicians to adapt the method to humans."

        "We are very pleased that our collaboration with Jon Wolff and his team at Mirus led to this accomplishment," said Jean-François Carmier, Chief Executive Officer of Transgene. "We believe it is a breakthrough in the administration of plasmid vectors that will help overcome a major obstacle of these vectors, namely, their low efficiency of cell transfection. The possibility of efficiently delivering therapeutic genes throughout large masses of skeletal tissues is an encouraging prospect for our candidate dystrophin plasmid for the treatment of Duchenne's muscular dystrophy."

        Terry Sivesind, President of Mirus, stated, "Transgene and Mirus have developed a great working relationship as indicated by the significant progress made with this recent breakthrough. We hope that our joint efforts in refining the method for humans will make it possible some day to bring relief to patients suffering from Duchenne's muscular dystrophy."

Société anonyme au capital de 13 005 786 euros—R.C. Strasbourg B 317 540 581
11, rue de Molsheim—67082 Strasbourg Cedex (France) Tél : + 33 3 88 27 91 00 Fax : + 33 3 88 27 91 11

        Transgene's non-viral vector encoding dystrophin is the first ever gene vector under clinical evaluation in a Phase I clinical trial for Duchenne's muscular dystrophy, a fatal genetic disease. Transgene and the Association Française contre les Myopathies have been collaborating on the research and development of a gene therapy to treat muscular dystrophy since 1996.

        Muscular Dystrophy is a debilitating disorder that is characterized by degeneration of muscle tissue. One of the most common forms of this disorder and one that is particularly severe is Duchenne's Muscular Dystrophy. This disease affects approximately one out of every 3,500 males born. There is no cure available for these patients at present.

        Mirus Corporation is a privately held pharmaceutical delivery company located in Madison, Wisconsin. Originally based on non viral gene delivery work done by Dr. Jon Wolff, Director of Clinical Genetics at the University of Wisconsin and Chief Scientific Officer of Mirus, the company has developed a wide portfolio of gene and drug delivery methodologies useful for in vivo therapeutic applications.

        Transgene, based in Strasbourg, France, with an office near Boston, Massachusetts, is a biopharmaceutical company dedicated to the discovery and development of gene therapy products and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the development of gene therapy products for the treatment of cancer. Transgene has five products in clinical development, two of which are in Phase II clinical trials for six different indications and three of which are in Phase I clinical trials. Transgene's proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, poxvirus and non-viral vectors.

        This press release contains forward-looking statements, including statements regarding the adaptability of this technology to human patients and its efficiency in any gene therapy treatment, Transgene's strategy and the potential market for its product candidates. Statements that are not historical facts are based on Transgene's current expectations, beliefs, estimates, forecasts and assumptions. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene's future operating results include the following: Transgene's product candidates may not demonstrate therapeutic efficacy; Transgene may be unable to obtain regulatory approval for its product candidates; Transgene's patent rights may not provide it with any benefit and the patents of others may prevent it from commercializing its products; proceedings to obtain patents and litigation of third party infringement claims are expensive and could limit its patent and proprietary rights; Transgene may be unable to conduct its clinical trials as quickly as it has predicted; Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates; competitors may develop technologies or products superior to Transgene's technologies or products; and other important factors described in Transgene's Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled "Risk Factors."

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Transgene and Mirus Reach Research Milestone —Application in intra-arterial gene delivery to muscle cells—